UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF

INTERNATIONAL FINANCE CORPORATION

In respect of its

U.S. $50,000,000 Callable Step-Up Fixed Rate Notes due December 1, 2026

under its

Global Medium-Term Note Program

FILED PURSUANT TO RULE 3 OF REGULATION IFC

Dated: 9 December 2021

The following information regarding an issue of U.S.$ 50,000,000 Callable Step-Up Fixed Rate Notes due December 1, 2026 (the “Notes”) by International Finance Corporation (the “Corporation”) under its Global Medium-Term Note Program is being filed pursuant to Rule 3 of Regulation IFC. As authorized by Rule 4 of Regulation IFC, certain information may be provided in the form of a Prospectus and other comparable documents. In the case of the Notes, the relevant issuing documentation is the Information Statement dated October 8, 2021 (the “Information Statement”), the Prospectus dated October 11, 2021 (the “Prospectus”), the Amended and Restated Program Agreement and Standard Provisions dated as of October 11, 2021 (the “Program Agreement”), the Final Terms dated November 24, 2021 (the “Final Terms”), and the Terms Agreement dated November 24, 2021 (the “Terms Agreement”), each of which is either attached as an Exhibit hereto or incorporated by reference from previous SEC filings made by the Corporation.

Item 1.	Description of Obligations

See, generally, Final Terms.

(a)	Title and Date. U.S.$ 50,000,000 Callable Step-Up Fixed Rate Notes due December 1, 2026

The Notes will be issued in registered form represented by a registered global certificate deposited with a custodian for DTC. Citibank is the Global Agent for Notes held through DTC. Citibank has direct custodial and depositary linkages with, and will act as custodian for Global Certificates held by DTC. See Prospectus.

(b)	Interest Rate/Interest Payment Date.

From and including December 1, 2021, to but excluding December 1, 2023, 0.900 per cent. per annum;

From and including December 1, 2023, to but excluding December 1, 2026, 2.250 per cent. per annum,

payable semi-annually in arrears on June 1 and December 1 of each year beginning June 1, 2022 and ending on the Maturity Date. See, Final Terms, Item 15.

(c)	Maturity Date. December 1, 2026.

(d)

Redemption Provisions/Amortization Provisions. Prior to maturity, the Notes are redeemable, in full, at the option of the Corporation, on the interest payment date falling on December 1, 2023. See Prospectus, Terms and Conditions of the Notes, Condition 5.

(e)	Kind and Priority of Liens. Not applicable.

(f)

Priority of Obligations. The Notes will constitute direct, unconditional, general and unsecured obligations of the Corporation and will rank pari passu and without any preference among themselves and pari passu with all other outstanding unsecured and unsubordinated obligations for borrowed money of the Corporation. See Prospectus, Terms and Conditions of the Notes, Condition 3.

(g)	Amendment of Terms.

The Corporation shall only permit any modification of, or any waiver or authorization of any breach or proposed breach of or any failure to comply with, the Program Agreement or the Terms and Conditions of the Notes, as modified, supplemented and amended by the Final Terms, if to do so could not reasonably be expected to be materially prejudicial to the interests of the Noteholders. See Prospectus at p. 37.

(h)	Other Material Provisions. Not applicable.

(i)	Fiscal/Paying Agent. The Global Agent is Citibank, N.A., London Branch, Citigroup Centre, Canada Square, Canary Wharf, London E14 5LB, England.

Item 2.	Distribution of Obligations

(a)	Plan of Distribution. See, generally, Prospectus, cover page, pp. 45-47, the Program Agreement, and the Terms Agreement.

The Dealer, party to the Terms Agreement, has agreed to purchase the Notes at an aggregate purchase price of 100.00 per cent. of the aggregate nominal amount of the Notes. See p. 1 of the Terms Agreement.

(b)	Stabilization Provisions. Not applicable.

(c)	Responsibility of Each Underwriter/Withholding of Commissions. See generally Program Agreement and Terms Agreement.

Item 3.	Distribution Spread. See Final Terms, “Distribution”.

Item 4.	Discounts and Commissions to Sub-Underwriters and Dealers. See Item 2(a) above.

Item 5.	Other Expenses of Distribution Not applicable.

Item 6.	Application of Proceeds. The net proceeds will be used for general operations of the Corporation in accordance with its Articles of Agreement.

Item 7.	Exhibits

A.	Information Statement (dated October 8, 2021);[1]

B.	Prospectus (October 11, 2021);[2]

C.	Final Terms (December 1, 2021); and

D.	Terms Agreement (December 1, 2021).

[1]	Incorporated by reference from filing pursuant to Rule 2(a)(3) of Regulation IFC dated October 8, 2021
[2]	Filed on October 25, 2021.

EXHIBIT C

Final Terms dated November 24, 2021

International Finance Corporation

Issue of

U.S. $50,000,000 Callable Step-Up Fixed Rate Notes due December 1, 2026

under its

Global Medium-Term Note Program

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Prospectus dated October 11, 2021. This document constitutes the Final Terms of the Notes described herein and must be read in conjunction with the Prospectus. Full information on International Finance Corporation (the “Corporation”) and the offer of the Notes is only available on the basis of the combination of this Final Terms and the Prospectus. The Prospectus may be obtained (without charge) from the office of the Corporation at 2121 Pennsylvania Avenue, N.W., Washington D.C. 20433, U.S.A. and is available for viewing at the website of the Corporation (www.ifc.org).

THE NOTES ARE NOT AN OBLIGATION OF THE INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT OR OF ANY GOVERNMENT.

1. Issuer:	International Finance Corporation

2. (i) Series Number:	2439

(ii) Tranche Number:	1

3. Specified Currency or Currencies:	United States Dollars (U.S.$)

4. Aggregate Nominal Amount:

(i) Series:	U.S.$ 50,000,000

(ii) Tranche:	U.S.$ 50,000,000

5. Issue Price:	100 per cent. of the Aggregate Nominal Amount

6. (i) Specified Denominations:	U.S.$ 10,000 and integral multiples of U.S.$ 1,000 in excess thereof

(ii) Calculation Amount:	U.S.$ 1,000

7. (i) Issue Date:	December 1, 2021

(ii) Interest Commencement Date:	December 1, 2021

8. Maturity Date:	December 1, 2026

9. Interest Basis:	Step-Up Fixed Rate (further particulars specified below)

10. Redemption/Payment Basis:	Redemption at par

11. Change of Interest or Redemption/Payment Basis:	Not Applicable

12. Put/Call Options:	Corporation Call (further particulars specified below)

13. Status of the Notes:	Senior

14. Method of distribution:	Non-syndicated

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

15. Fixed Rate Note Provisions:	Applicable

(i) Rate of Interest:	From and including the Issue Date, to but excluding December 1, 2023: 0.900 per cent. per annum From and including December 1, 2023, to but excluding the Maturity Date: 2.250 per cent. per annum

(ii) Interest Payment Date(s):	June 1 and December 1 in each year, commencing on June 1, 2022

(iii) Fixed Coupon Amount:

U.S.$ 4.50 per Calculation Amount payable on each Interest Payment Date from and including June 1, 2022, to and including December 1, 2023

U.S.$ 11.25 per Calculation Amount payable on each Interest Payment Date from and including June 1, 2024, to and including Maturity Date

(iv) Broken Amount(s):	Not Applicable

(v) Day Count Fraction:	30/360 (unadjusted)

(vi) Determination Dates:	Not Applicable

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes:	Not Applicable

16. Floating Rate Note Provisions:	Not Applicable

17. Zero Coupon Note Provisions:	Not Applicable

18. Index Linked Interest Note/other variable-linked interest Note Provisions:	Not Applicable

19. Dual Currency Note Provisions:	Not Applicable

PROVISIONS RELATING TO REDEMPTION

20. Call Option:	Applicable

(i) Optional Redemption Date(s):	December 1, 2023

(ii) Optional Redemption Amount(s) of each Note and method, if any, of calculation of such amount(s):	In whole only, at U.S.$ 1,000 per Calculation Amount

(iii) Notice Period:	Not less than 5 Business Days prior to the Optional Redemption Date. “Business Day” means a day (other than a Saturday or Sunday) on which commercial banks and foreign exchange markets settle payments in London and New York, New York.

21. Automatic Early Redemption:	Not Applicable

22. Put Option:	Not Applicable

23. Final Redemption Amount of each Note:	U.S.$ 1,000 per Calculation Amount

24.  Early Redemption Amount(s) per Calculation Amount payable on event of default or other early redemption and/or the method of calculating the same (if required or if different from that set out in the Conditions):

U.S.$ 1,000 per Calculation Amount

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes:	Registered Notes: DTC Global Certificate available on Issue Date

26. New Global Note (NGN):	No

27. Global Certificate held under the new safe-keeping structure (NSS):	No

28. Financial Centre(s) or other special provisions relating to payment dates:

New York and London

Notwithstanding Condition 6(h), if any payment date would fall on a date which is not a business day, the relevant date will be the first following day which is a business day, unless that day falls in the next calendar month, in which case the relevant date will be the first preceding day which is a business day.

In the above paragraph, “business day” means a day on which banks and foreign exchange markets are open for business in the (i) relevant place of presentation, (ii) any Financial Centres and (iii) the principal financial centre of the country of the relevant currency.

29. Talons for future Coupons or Receipts to be attached to Definitive Bearer Notes (and dates on which such Talons mature):	No

30. Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made:	Not Applicable

31. Details relating to installment Notes: amount of each installment, date on which each payment is to be made:	Not Applicable

32. Redenomination, renominalization and reconventioning provisions:	Not Applicable

33. Consolidation provisions:	Not Applicable

34. Additional terms:	Not Applicable.

35. Governing law:	New York

DISTRIBUTION

36. (i) If syndicated, names and addresses of Managers and underwriting commitments:	Not Applicable

(ii) Date of Terms Agreement:	November 24, 2021

(iii) Stabilizing Manager(s) (if any):	Not Applicable

37. If non-syndicated, name and address of Dealer:	Barclays Capital Inc. 745 Seventh Avenue New York, NY 10019

38. Total commission and concession:	No commissions or concessions are payable in respect of the Notes. An affiliate of the Dealer has arranged a swap with the Corporation in connection with this transaction, and the Dealer will receive from its affiliate amounts sourced from that swap which may comprise compensation. The Dealer may share all or a portion of such compensation with other securities distributors.

39. Additional selling restrictions:	Not Applicable

RESPONSIBILITY

The Corporation accepts responsibility for the information contained in this Final Terms.

Signed on behalf of the Corporation:

By:	/s/ Tom Ceusters
Duly authorized

PART B – OTHER INFORMATION

1.	LISTING

(i) Listing:	Not listed
(ii) Admission to trading:	Not Applicable

2.	RATINGS

Ratings:	Notes under the Program have been rated:

S & P: AAA Moody’s: Aaa

3.	INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in “Plan of Distribution” in the Prospectus, so far as the Corporation is aware, no person involved in the offer of the Notes has an interest material to the offer.

4.	OPERATIONAL INFORMATION

Intended to be held in a manner which would allow Eurosystem eligibility:	No. Whilst the designation is specified as “no” at the date of these Final Terms, should the Eurosystem eligibility criteria be amended in the future such that the Notes are capable of meeting them the Notes may then be deposited with one of the ICSDs as common safekeeper, and registered in the name of a nominee of one of the ICSDs acting as common safekeeper. Note that this does not necessarily mean that the Notes will then be recognized as eligible collateral for Eurosystem monetary policy and intra day credit operations by the Eurosystem at any time during their life. Such recognition will depend upon the ECB being satisfied that Eurosystem eligibility criteria have been met.

ISIN Code:	US45950VQR05

CUSIP:	45950VQR0

Any clearing system(s) other than Euroclear Bank SA/NV, Clearstream Banking S.A. and The Depository Trust Company and the relevant identification number(s):	Not Applicable

Delivery:	Delivery against payment

Names and addresses of additional Paying Agent(s) (if any):	Not Applicable

5.	GENERAL

Applicable TEFRA exemption:	Not Applicable

6.	UNITED STATES TAXATION

You should carefully consider the matters set forth under “Tax Matters” in the accompanying Prospectus. The following discussion supplements the section “Tax Matters” in the accompanying Prospectus and is subject to the limitations and exceptions set forth therein.

You should consult with your own tax advisor concerning the consequences of investing in and holding the Notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

The Notes should not be treated as issued with original issue discount (“OID”) despite the fact that the interest rate on the Notes is scheduled to step-up over the term of the Notes, because Treasury regulations generally deem an issuer to exercise a call option in a manner that minimizes the yield on the debt instrument for purposes of determining whether a debt instrument is issued with OID. The yield on the Notes would be minimized if the Corporation calls the Notes immediately before the increase in the interest rate on December 1, 2023, and therefore the Notes should be treated for OID purposes as fixed-rate notes that will mature prior to the step-up in interest rate for the Notes. This assumption is made solely for U.S. federal income tax purposes of determining whether the Notes are issued with OID and is not an indication of the Corporation’s intention to call or not to call the Notes at any time. If the Corporation does not call the Notes prior to the increase in the interest rate then, solely for OID purposes, the Notes will be deemed to be reissued at their adjusted issue price at such time. This deemed issuance should not give rise to taxable gain or loss to U.S. Holders. Under this approach, the coupon on a Note will generally be taxable to a U.S. Holder as ordinary interest income at the time it accrues or is received in accordance with the U.S. Holder’s normal method of accounting for tax purposes (regardless of whether the Corporation calls the Notes).

EXHIBIT D

TERMS AGREEMENT NO. 2439 UNDER

THE STANDARD PROVISIONS

November 24, 2021

International Finance Corporation

2121 Pennsylvania Avenue, N.W.

Washington, D.C. 20433

1

The undersigned agrees to purchase from you (the “Corporation”) the Corporation’s U.S. $50,000,000 Callable Step-Up Fixed Rate Notes due December 1, 2026 (the “Notes”) described in the Final Terms, dated as of the date hereof in the form of Annex I hereto (the “Final Terms”) at 9:00 a.m. New York City time on December 1, 2021 (the “Settlement Date”) at an aggregate purchase price of U.S.$ 50,000,000 (which is 100% of the aggregate nominal amount of the Notes) on the terms set forth herein and in the Standard Provisions, dated as of October 11, 2021 (as amended from time to time, the “Standard Provisions”), incorporated herein by reference. In so purchasing the Notes, the undersigned understands and agrees that it is not acting as an agent of the Corporation in the sale of the Notes.

2

When used herein and in the Standard Provisions as so incorporated, the term “Notes” refers to the Notes as defined herein, the term “Time of Sale” refers to November 16, 2021, 10:38 a.m. New York time and the term “Dealer” refers to the undersigned. All other terms defined in the Prospectus, the Final Terms relating to the Notes and the Standard Provisions shall have the same meaning when used herein.

3

The Corporation represents and warrants to the undersigned that the representations, warranties and agreements of the Corporation set forth in Clause 2 of the Standard Provisions (with the term “Prospectus” revised to read the “Prospectus as amended and supplemented with respect to Notes at the date hereof”) are true and correct on the date hereof. The Corporation has not committed or earmarked the proceeds of the Notes for lending to, or financing activities with, a specific person or organization.

4

The obligation of the undersigned to purchase Notes hereunder is subject to the accuracy, on the date hereof and on the Settlement Date, of the Corporation’s representations and warranties contained in Clause 2 of the Standard Provisions and to the Corporation’s performance and observance of all applicable covenants and agreements contained therein, in each case with respect to the Notes. The obligation of the undersigned to purchase Notes hereunder is further subject to the receipt by the undersigned of an officer’s certificate of the Corporation substantially in the form referred to in Clause 6(a) of the Standard Provisions, dated as of the Settlement Date.

5

The Corporation agrees that it will issue the Notes and the undersigned agrees to purchase the Notes at the purchase price specified above (being equal to the issue price of 100 per cent. of the nominal amount of the Notes).

6	The purchase price specified above will be paid by Barclays Capital Inc. by wire transfer in same-day funds to the Corporation for value on the Settlement Date.

7

The Corporation hereby appoints the undersigned as a Dealer under the Standard Provisions solely for the purpose of the issue of Notes to which this Terms Agreement relates. The undersigned accepts such appointment, whereupon it shall be vested, solely with respect to this issue of Notes, with all authority, rights and powers of a Dealer purchasing Notes as principal set out in the Standard Provisions, a copy of which it acknowledges it has received.

8

In consideration of the Corporation appointing the undersigned as a Dealer under the Standard Provisions solely with respect to this issue of Notes, the undersigned hereby undertakes for the benefit of the Corporation, that, in relation to this issue of Notes, it will perform and comply with all of the duties and obligations expressed to be assumed by a Dealer under the Standard Provisions.

9

The undersigned acknowledges that such appointment is limited to this particular issue of Notes and is not for any other issue of Notes of the Corporation and that such appointment will terminate upon issue of the relevant Notes, but without prejudice to any rights (including, without limitation, any indemnification rights), duties or obligations of the undersigned which have arisen prior to such termination.

10	For purposes hereof, the notice details of the undersigned are set out in Schedule I hereto.

All notices and other communications hereunder shall be in writing and shall be transmitted in accordance with Clause 10 of the Standard Provisions.

11	This Terms Agreement shall be governed by and construed in accordance with the laws of New York.

12

This Terms Agreement may be executed by any one or more of the parties hereto in any number of counterparts, each of which shall be deemed to be an original, but all such respective counterparts together shall constitute one and the same instrument.

BARCLAYS CAPITAL INC.

By:	/s/ Michael Fischer
Name: Michael Fischer
Title: MD

CONFIRMED AND ACCEPTED, as of the

date first written above:

INTERNATIONAL FINANCE CORPORATION

By:	/s/ Tom Ceusters
Name: Tom Ceusters
Title: Director

SCHEDULE I

Notice Details of the Dealer:

Barclays Capital Inc.

745 Seventh Avenue

New York, NY 10019

Attention: Syndicate Desk

Tel: 212-412-5690

Fax: 212-548-9148

2